Exhibit 99.1

dLocal Reports First Quarter 2026 Financial Results

TPV surpassed US$14 billion for the first time (+73% year-over-year), six consecutive quarters of 50%+ year-over-year growth.
Record gross profit: US$119 million (+40% year-over-year).
Operating profit US$57 million excluding prior years tax adjustments (+25% year-over-year).
Expected higher OPEX from 2025 carry-over; operating leverage to improve in 2H26.
Net income at US$52 million excluding prior-years tax adjustments (+11% year-over-year).
Adjusted Free Cash Flow US$15 million, driven by temporary working capital effects, expected to revert.
Guidance unchanged.

Montevideo, Uruguay, May 14, 2026 — DLocal Limited (“dLocal”, “we”, “us”, and “our”) (NASDAQ:DLO), a leading cross-border financial infrastructure platform connecting global merchants to emerging markets, today announced its financial results for the first quarter ended March 31, 2026.
dLocal’s management team will host a conference call and audio webcast on May 14, 2026 at 5:00 p.m. Eastern Time. Please click here to pre-register for the conference call and obtain your dial in number and passcode.
The live conference call can be accessed via audio webcast at the investor relations section of dLocal’s website, at https://investor.dlocal.com/. An archive of the webcast will be available for a year following the conclusion of the conference call. The investor presentation will also be filed on EDGAR at www.sec.gov.

“Ten years in, the thesis is intact, the opportunity is larger than ever, and we are better equipped to capture it than at any point in our history. The infrastructure we have built - the licenses, the payment methods, the stakeholder relationships, the data, the technology - abstracts local complexity and compounds in value over time. The combination of strong base business momentum, a product roadmap that is gaining traction, and secular tailwinds across our markets as merchants increasingly convert to local processing, gives us confidence that the next decade can be as impressive as the last,” said Pedro Arnt, CEO of dLocal.

First quarter 2026 financial highlights
dLocal reports in US dollars and in accordance with IFRS as issued by the IASB

•Total Payment Volume (“TPV”) reached US$14.1 billion in the first quarter of 2026, up 73% year-over-year compared to US$8.1 billion in the first quarter of 2025 and up 7% compared to US$13.1 billion in the fourth quarter of 2025. In constant currency, TPV growth for the period would have been 63% year-over-year.
•Revenues amounted to US$335.9 million, up 55% year-over-year compared to US$216.8 million in the first quarter of 2025 and broadly flat compared to US$337.9 million in the fourth quarter of 2025. In constant currency, revenue growth for the period would have been 52% year-over-year. The quarter-over-quarter comparison reflects a less favorable payment method mix and narrower FX spreads.
•Gross profit was US$118.7 million in the first quarter of 2026, a new record, up 40% compared to US$84.9 million in the first quarter of 2025 and up 2% compared to US$115.8 million in the fourth quarter of 2025. In constant currency, gross profit growth for the period would have been 35% year-over-year. The quarter-over-quarter comparison is explained by (i) Argentina's strong volume growth and normalized funding costs; (ii) broad-based volume growth in Africa and Asia, with notable contributions from Nigeria, Mozambique, and Vietnam; partially offset by (iii) Brazil's normalization following an exceptionally strong fourth quarter of 2025; and (iv) a modest mix shift toward lower take rate merchants in Other LatAm markets.
•As a result, gross profit margin was 35% in this quarter, compared to 39% in the first quarter of 2025 and 34% in the fourth quarter of 2025.

Exhibit 99.1
•Gross profit over TPV was at 0.84%, decreasing from 1.05% in the first quarter of 2025 and from 0.88% in the fourth quarter of 2025, reflecting the continued strong TPV momentum and the natural margin dynamics of scaling volume with established merchants and into new payment methods, products, and countries.
•During the first quarter of 2026, dLocal recorded a one-off prior-periods tax adjustment of US$9.7 million related to installment payment products in certain markets. This out-of-period adjustment was not material to any previously reported annual or interim period. Of the total adjustment, approximately US$5.3 million impacted the income tax expense line and US$4.4 million in operating expenses related to indirect and other taxes. The Company does not expect to record comparable items in future quarters.
•Operating expenses totaled US$65.9 million for the first quarter of 2026, or US$61.5 million excluding the prior-periods adjustment, up 58% year-over-year and 16% quarter-over-quarter on a normalized basis, reflecting the expected carry-over of the last part of the investment cycle costs, which ramped up mostly towards the end of 2025.
•As a result, Operating profit was US$52.8 million, or would have been US$57.2 million excluding the one-off prior-periods tax adjustment, representing growth of 25% year-over-year and decrease of 9% on a normalized basis. The Operating Profit to Gross Profit ratio was 44% as reported and 48% excluding the one-off.
•Net financial result was US$5.2 million gain, compared to a net finance gain of US$7.0 million in the first quarter of 2025 and a net finance gain of US$3.4 million in the fourth quarter of 2025.
•Our effective income tax rate for the period was approximately 26% as reported, elevated by the non-recurring prior-period adjustment. Excluding the adjustment, the effective rate would have been approximately 16%, broadly in line with prior quarters.
•Net income for the first quarter of 2026 was US$41.9 million, or US$0.14 per diluted share, down 10% compared to a profit of US$46.7 million, or US$0.16 per diluted share, for the first quarter of 2025 and down 25% compared to a profit of US$55.6 million, or US$0.18 per diluted share for the fourth quarter of 2025. Excluding the prior-periods tax adjustment, net income would have been US$51.6 million, or US$0.17 per diluted share, up 11% year-over-year.
•Adjusted Free cash flow for the first quarter of 2026 amounted to US$14.7 million, down 63% year-over-year compared to US$39.7 million in the first quarter of 2025 and down 77% compared to US$64.9 million in the fourth quarter of 2025. The year-over-year and sequential variation is primarily explained by temporary working capital effects, including timing in tax credit netting and higher receivables from our advancement operations, which are expected to normalize in upcoming quarters.
•As of March 31, 2026, dLocal had US$815.6 million in cash and cash equivalents, which includes US$451.8 million of Corporate cash and cash equivalents. The Corporate cash and cash equivalents increased by US$95.9 million from US$355.9 million as of March 31, 2025. When compared to the US$424.5 million Corporate cash and cash equivalents position as of December 31, 2025, it increased by US$27.3 million quarter-over-quarter.

The following table summarizes our key performance metrics:

	Three months ended on March 31
	2026	2025	% change
Key Performance metrics	(In millions of US$ except for %)
TPV	14,055	8,107	73%
Revenue	335.9	216.8	55%
Gross Profit	118.7	84.9	40%
Gross Profit margin	35%	39%	-4p.p
Operating Profit	52.8	45.8	15%
Operating Profit/Gross Profit	44%	54%	-10p.p
Net Income	41.9	46.7	-10%
Net Income margin	12%	22%	-9p.p

Exhibit 99.1
Adjusted Free Cash Flow reconciliation

We calculate “Adjusted Free Cash Flow” as net cash (used in) / generated from cash flows from operating activities, less (i) changes in working capital (merchant), and (ii) capital expenditures. The working capital (merchant) is defined as (i) changes in Trade receivables net (disclosed in Note 16 to our consolidated financial statements for the year ended December 31, 2025 and Note 21 to our financial statements for the year ended December 31, 2024 (“FY25 Financial statements” and “FY24 Financial Statements”, respectively)), plus (ii) changes in Trade payables (disclosed in Note 21 to our FY25 and FY24 Financial Statements), plus (iii) changes in Other tax liabilities (disclosed in note 23 to our FY25 and FY24 Financial Statements). Capital expenditures consist of acquisitions of property, plant and equipment and additions of intangible assets.

Management uses Adjusted Free Cash Flow as a measure for evaluating the Company's cash generation and the cash available for distribution to our shareholders as dividends pursuant to our dividend policy. Adjusted Free Cash Flow is not a financial measure recognized under IFRS and does not purport to be an alternative to cash generated from operating activities or as a measure of liquidity. Our presentation of Adjusted Free Cash Flow has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under IFRS. See below for a reconciliation of our Adjusted Free Cash Flow to the nearest IFRS measure.

The table below presents a reconciliation of dLocal’s Adjusted Free Cash Flow reconciliation:

$ in thousands (except percentages)	Three months ended on March 31
	2026	2025
Net cash (used in ) / generated from operating activities	92,781	95,411
Changes in working capital (merchant)¹	(68,391)	(48,170)
Capital expenditures²	(9,738)	(7,512)
Adjusted Free Cash Flow	14,652	39,729

Note: 1 Changes in working capital (merchant) consists of (i) changes in the period in the balance of trade receivables net, plus (ii) changes in the period in the balance of trade payables, plus (iii) changes in the period in the balance of other tax liabilities. 2 Capital expenditures consist of acquisitions of property, plant and equipment and Additions of Intangible Assets.

Operating profit excluding prior years tax adjustments reconciliation

We calculate "Operating Profit Excluding Prior Years Tax Adjustments" as operating profit for the period, excluding the impact of prior periods tax adjustments. During the three-months period ended on March 31, 2026, certain tax assessments related to prior years were adjusted, resulting in tax impacts amounting to US$9,699 corresponding to fiscal years 2023, 2024 and 2025. From the total amount, US$5,296 relates to income tax and related interest (refer to Note 12. Income tax, footnote (i)) and US$4,403 relates to indirect taxes, other taxes and related interest which were included within other operating expenses. The Company concluded that the out of period adjustment was not material to any previously reported annual or interim period.

Management uses Operating Profit Excluding Prior Years Tax Adjustments as a measure for evaluating the Company's underlying operating performance by removing the effect of non-recurring, out-of-period tax assessments. Operating Profit Excluding Prior Years Tax Adjustments is not a financial measure recognized under IFRS and does not purport to be an alternative to operating profit as a measure of operating performance. Our presentation of Operating Profit Excluding Prior Periods Tax Adjustments has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under IFRS.

Exhibit 99.1
The table below presents a reconciliation of dLocal’s operating profit excluding prior years tax adjustments reconciliation:

$ in thousands	Three months ended on March 31
	2026	2025
Operating profit	52,772	45,845
Prior years tax adjustments (2023-2025)	4,404	-
Operating profit excluding prior years tax adjustments	57,176	45,845

Net income excluding prior years tax adjustments reconciliation

We calculate "Net Income Excluding Prior Years Tax Adjustments" as net income (profit for the period), excluding the impact of prior periods tax adjustments. During the three-months period ended on March 31, 2026, certain tax assessments related to prior years were adjusted, resulting in tax impacts amounting to US$9,699 corresponding to fiscal years 2023, 2024 and 2025. From the total amount, US$5,296 relates to income tax and related interest (refer to Note 12. Income tax, footnote (i)) and US$4,403 relates to indirect taxes, other taxes and related interest which were included within other operating expenses. The Company concluded that the out of period adjustment was not material to any previously reported annual or interim period.

Management uses Net Income Excluding Prior Years Tax Adjustments as a measure for evaluating the Company's underlying profitability by removing the effect of non-recurring, out-of-period tax assessments. Net Income Excluding Prior Years Tax Adjustments is not a financial measure recognized under IFRS and does not purport to be an alternative to profit for the period as a measure of profitability. Our presentation of Net Income Excluding Prior Periods Tax Adjustments has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under IFRS.

The table below presents a reconciliation of dLocal’s net income excluding prior years tax adjustments reconciliation:

$ in thousands	Three months ended on March 31
	2026	2025
Net income (Profit for the period)	41,936	46,667
Prior years tax adjustments (2023-2025)	9,700	-
Net income excluding prior years tax adjustments	51,636	46,667

Exhibit 99.1
dLocal Limited
Certain financial information
Consolidated Statements of Comprehensive Income for the three-month period ended March 31, 2026 and 2025
(All amounts in thousands of U.S. Dollars except share data or as otherwise indicated)

	Three months ended on March 31
	2026	2025
Continuing operations
Revenues	335,862	216,759
Cost of services	(217,178)	(131,880)
Gross profit	118,684	84,879

Technology and development expenses	(12,124)	(6,767)
Sales and marketing expenses	(9,919)	(7,135)
General and administrative expenses	(42,657)	(24,324)
Impairment (loss)/gain on financial assets	(780)	(386)
Other operating loss	(432)	(422)
Operating profit	52,772	45,845
Finance income	10,757	12,228
Finance costs	(5,598)	(5,259)
Inflation adjustment	(1,386)	(885)
Other results	3,773	6,084
Profit before income tax	56,545	51,929
Income tax expense	(14,609)	(5,262)
Profit for the period	41,936	46,667

Profit attributable to:
Owners of the Group	41,975	46,630
Non-controlling interest	(39)	37
Profit for the period	41,936	46,667

Earnings per share (in USD)
Basic Earnings per share	0.14	0.16
Diluted Earnings per share	0.14	0.15

Other comprehensive Income
Items that are or may be reclassified to profit or loss:
Exchange difference on translation on foreign operations	3,047	3,526
Other comprehensive income for the period, net of tax	3,047	3,526
Total comprehensive income for the period	44,983	50,193

Total comprehensive income for the period is attributable to:
Owners of the Group	45,022	50,174
Non-controlling interest	(39)	19
Total comprehensive income for the period	44,983	50,193

Exhibit 99.1
dLocal Limited
Certain financial information
Consolidated Condensed Interim Statements of Financial Position as of March 31, 2026 and December 31, 2025
(All amounts in thousands of U.S. dollars)

	Three months ended on March 31
	2026	2025
	on March 31, 2026	on December 31, 2025
ASSETS
Current Assets
Cash and cash equivalents	815,605	719,897
Financial assets at fair value through profit or loss	97,995	99,089
Trade and other receivables	740,432	572,024
Derivative financial instruments	2,341	140
Other assets	20,871	29,607
Total Current Assets	1,677,244	1,420,757

Non-Current Assets
Financial assets at fair value through profit or loss		-
Trade and other receivables	26,664	25,982
Deferred tax assets	10,251	7,666
Property, plant and equipment	4,043	3,985
Right-of-use assets	2,808	2,995
Intangible assets	92,506	73,965
Goodwill	6,550	-
Other assets	5,701	5,614
Total Non-Current Assets	148,523	120,207
TOTAL ASSETS	1,825,767	1,540,964

LIABILITIES
Current Liabilities
Trade and other payables	1,116,490	854,436
Lease liabilities	1,003	1,076
Tax liabilities	39,778	21,500
Derivative financial instruments	567	1,567
Financial liabilities	106,944	86,898
Provisions	461	433
Total Current Liabilities	1,265,243	965,910

Non-Current Liabilities
Deferred tax liabilities	5,427	3,316
Lease liabilities	1,761	2,309
Total Non-Current Liabilities	7,188	5,625
TOTAL LIABILITIES	1,272,431	971,535

EQUITY
Share Capital	588	590
Share Premium	7,097	7,097
Treasury Shares	(10,122)	-
Capital Reserve	48,899	42,641
Other Reserves	(12,919)	(15,885)
Retained earnings	519,584	534,818
Total Equity Attributable to owners of the Group	553,127	569,261
Non-controlling interest	209	168
TOTAL EQUITY	553,336	569,429
TOTAL EQUITY AND LIABILITIES	1,825,767	1,540,964

Exhibit 99.1
dLocal Limited
Certain interim financial information.
Consolidated Statements of Cash flows for the three-month period ended March 31, 2026 and 2025
(All amounts in thousands of U.S. dollars)

	Three months ended on March 31
	2026	2025
Cash flows from operating activities
Profit before income tax	56,545	51,929
Adjustments:
Interest Income from financial instruments	(10,590)	(5,106)
Interest charges for lease liabilities	57	41
Other interests charges	7,512	883
Finance expense related to derivative financial instruments	700	414
Net exchange differences	(2,616)	4,142
Fair value loss/(gain) on financial assets at FVPL	(167)	(7,343)
Amortization of Intangible assets	7,062	4,584
Depreciation and disposals of PP&E and right-of-use	653	703
Share-based payment expense, net of forfeitures	6,066	6,020
Other operating gain	432	422
Net Impairment loss/(gain) on financial assets	780	386
Inflation adjustment and other financial results	2,862	6,083
	69,296	63,158
Changes in working capital
Increase in Trade and other receivables	(170,302)	21,082
Decrease / (Increase) in Other assets	(14,279)	1,025
Increase / (Decrease) in Trade and Other payables	204,843	16,346
Increase / (Decrease) in Tax Liabilities	9,577	965
Increase / (Decrease) in Provisions	28	43
Cash (used) / generated from operating activities	99,163	102,619
Income tax paid	(6,382)	(7,208)
Net cash (used) / generated from operating activities	92,781	95,411

Cash flows from investing activities
Acquisitions of Property, plant and equipment	(522)	(945)
Additions of Intangible assets	(9,216)	(6,567)
Acquisition of financial assets at FVPL	(26,876)	(41,374)
Collections of financial assets at FVPL	27,179	47,416
Interest collected from financial instruments	10,590	5,106
Cash acquired in a business combination	791	-
Payments for investments in other assets at FVPL	-	(10,000)
Net cash (used in) / generated investing activities	1,946	(6,364)

Cash flows from financing activities
Repurchase of shares	(10,122)	-
Share-options exercise paid	192	-
Interest payments on lease liability	(57)	(41)
Principal payments on lease liability	(748)	(663)
Finance expense paid related to derivative financial instruments	(3,901)	(3,132)
Net proceeds from financial liabilities	25,353	5,790
Interest payments on financial liabilities	(5,306)	(2,166)
Other finance expense paid	(7,455)	(714)
Net cash used in by financing activities	(2,044)	(926)
Net increase in cash flow	92,683	88,121

Cash and cash equivalents at the beginning of the period	719,897	425,172
Net (decrease)/increase in cash flow	92,683	88,121

Exhibit 99.1

Effects of exchange rate changes on inflation and cash and cash equivalents	3,025	(1,787)
Cash and cash equivalents at the end of the period	815,605	511,506

About dLocal
dLocal builds financial infrastructure for markets of the future, connecting global enterprises with billions of emerging market consumers in more than 60 countries across high-growth markets in Africa, Asia, the Middle East, and Latin America. Through the "One dLocal" concept (one direct API, one platform, and one contract), global companies can accept payments, send payouts, and settle funds globally without the need to manage multiple local entities and integrations. For more information, visit www.dlocal.com

Forward-looking statements
This presentation may contain forward-looking statements. These forward-looking statements convey dLocal’s current expectations or forecasts of future events, including guidance in respect of total payment volume, gross profit and operating profit. Forward-looking statements regarding dLocal and amounts stated as guidance involve known and unknown risks, uncertainties and other factors that may cause dLocal’s actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Certain of these risks and uncertainties are described in the “Risk Factors,” and “Cautionary Statement Regarding Forward-Looking Statements” sections of dLocal’s filings with the U.S. Securities and Exchange Commission.

Unless required by law, dLocal undertakes no obligation to publicly update or revise any forward-looking statements to reflect circumstances or events after the date hereof.

Starting in 2026, we provide guidance in respect of Operating Profit, which management believes is useful as a measure to compare our operating results to the operations of other companies in our industry, and to assess our operating performance independently of our capital structure, tax position, and non-cash depreciation and amortization charges.

Investor Relations Contact:
investor@dlocal.com

Media Contact:
media@dlocal.com

This press release does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, “Interim Financial Reporting” nor a financial statement as defined by International Accounting Standards 1 “Presentation of Financial Statements”. The first quarter financial information in this press release has not been audited nor has it been subject to any limited review procedures, whereas the annual results for the year ended December 31, 2025 are audited.